

STATEMENT OF FINANCIAL CONDITION

CF Secured, LLC
December 31, 2019
With Report of Independent Registered Public Accounting Firm

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III
FACING PAGE

SEC FILE NUMBER
8-69863

Information Required of Brokers and Dealers Pursuant to Section 17 of the

Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING _____01/01/19_____ AND ENDING _____12/31/19_____
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER – DEALER:

CF Secured, LLC

OFFICIAL USE ONLY
_____
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

110 East 59th Street
_____
(No. and Street)

New York   New York   10022
  (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

  Peter Melz   212-829-5204
                  (Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT REGISTERED PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
_____
(Name – if individual, state last, first, middle name)

5 Times Square   New York   New York   10036-6530
  (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).
SEC 1410 (06-02).

AFFIRMATION

I, Peter Melz, affirm that, to the best of my knowledge and belief, the accompanying statement of financial condition pertaining to CF Secured, LLC (the "Company"), as of December 31, 2019, is true and correct. I further affirm that neither the Company nor any member, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.



Peter Melz
Chief Financial Officer



Notary Public

KAYLA MEENAN
NOTARY PUBLIC-STATE OF NEW YORK
No. 01ME6368849
Qualified in New York County
My Commission Expires 12-26-2021

This report contains (check all applicable boxes):

- ☑ Facing Page
- ☑ Report of Independent Registered Public Accounting Firm.
- ☑ Statement of Financial Condition.
- ☐ Statement of Operations.
- ☐ Statement of Cash Flows.
- ☐ Statement of Changes in Members' Equity.
- ☐ Statement of Changes in Subordinated Borrowings.
- ☑ Notes to Statement of Financial Condition.
- ☐ Computation of Net Capital Pursuant to Rule 15c3-1.
- ☐ Computation for Determination of Customer Accounts Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ Computation for Determination of PAB Reserve Requirements Pursuant to Rule 15c3-3
- ☐ Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3
- ☑ An Oath or Affirmation.
- ☐ A copy of the SIPC Supplemental Report.
- ☐ A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.



Ernst & Young LLP
5 Times square
New York, NY 10036-6530

Tel: +1 212 773 3000
Fax: +1 212 773 6350
ey.com

Report of Independent Registered Public Accounting Firm

To the Members and Management of CF Secured, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of CF Secured, LLC. (the "Company") as of December 31, 2019, the related statements of operations, cash flows, and changes in members' equity for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2019, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The accompanying information contained in the Supplemental Schedules has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. Such information is the responsibility of the Company's management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Ernst & Young LLP

We have served as the Company's auditor since 2017.

February 28, 2020

CF Secured, LLC

Statement of Financial Condition

December 31, 2019
(In Thousands)

Assets

Cash and cash equivalents		$ 136,059
Securities segregated under federal and other regulations		233,474
Collateralized agreements:		
Securities purchased under agreements to resell	$ 12,008,628	
Securities borrowed	1,953,935	
		13,962,563
Receivables from broker-dealers, clearing organizations, and customers		356,854
Fixed assets, net		1,526
Other assets		676
Total assets		$ 14,691,152

Liabilities and members' equity

Collateralized financings:		
Securities sold under agreements to repurchase	$ 13,670,244	
Securities loaned	215,241	
		13,885,485
Payables to broker-dealers, clearing organizations, and customers		486,036
Payables to related parties		2,014
Accounts payable and accrued liabilities		362
Total liabilities		14,373,897
Commitments and contingencies (Note 6)		
Members' equity:		
Total members' equity		317,255
Total liabilities and members' equity		$ 14,691,152

See notes to statement of financial condition

CF Secured, LLC

Notes to Statement of Financial Condition

December 31, 2019

(In Thousands)

1. General and Summary of Significant Accounting Policies

Description of Business – CF Secured, LLC (the "Company") is a registered broker-dealer with the Securities and Exchange Commission ("SEC"). The Company acts as a prime broker for institutional and other professional trading firms, providing clearance and settlement as well as engaging in securities lending and other collateralized financing activities. The Company was organized as a limited liability company in the State of Delaware, on September 16, 2016. The Company is wholly owned by CF Secured Holdings, LLC ("CFSH"), which is controlled by its managing member, Cantor CF Secured Investor, LLC ("CFSI"). CFSI is a wholly owned subsidiary of Cantor Fitzgerald L.P. ("CFLP").

Basis of Presentation – The statement of financial condition is presented in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Use of Estimates – Management makes estimates and assumptions that affect the reported amounts of the assets and liabilities, and the disclosure of contingent assets and liabilities. Management believes that the estimates utilized in preparing the statement of financial condition are reasonable. Estimates, by their nature, are based on judgment and available information. As such, actual results could differ materially from the estimates included in the statement of financial condition.

Revenue Recognition – The Company recognizes its revenues primarily through interest income related to securities borrowed and securities purchased under agreements to resell on an accrual basis and interest expense related to securities loaned and securities sold under agreements to repurchase on an accrual basis as a component of Interest income and expense, respectively. Additionally, the Company earns fee-based revenues for clearing and settling certain customers' trading activity.

Cash and Cash Equivalents – The Company considers all highly liquid investments with maturity dates of 90 days or less at the date of acquisition to be cash equivalents.

Securities Segregated Under Federal and Other Regulations – Securities segregated under federal and other regulations are segregated for the protection of customers and for the proprietary accounts of brokers or dealers under the Securities Exchange Act of 1934.

Fair Value – U.S. GAAP defines fair value as the price received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date and requires certain disclosures about such fair value measurements.

The guidance establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to

CF Secured, LLC

Notes to Statement of Financial Condition *(continued)*

December 31, 2019

(In Thousands)

1. General and Summary of Significant Accounting Policies *(continued)*

unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

- Level 1 measurements – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

- Level 2 measurements – Quoted prices in markets that are not active or financial instruments for which all significant inputs are observable, either directly or indirectly.

- Level 3 measurements – Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

The Company values a derivative contract at fair value. The derivative contract is a non-traded foreign exchange swap contract, and falls within Level 2 of the fair value hierarchy. It is valued based on a closing observable exchange rate as of the balance sheet date. See Note 2 – Derivative Contract.

Collateralized Agreements and Financings – Collateralized agreements are securities purchased under agreements to resell ("Reverse repurchase agreements") and securities borrowed.

Collateralized financings are securities sold under the agreements to repurchase ("Repurchase agreements") and securities loaned. The Company enters into these transactions to obtain financing, satisfy cash and securities segregated deposit requirements, and cover short sales.

- Reverse repurchase and Repurchase agreements – Reverse repurchase and Repurchase agreements are recorded at the contractual amount for which the securities will be repurchased or resold, including accrued interest. The Company nets certain reverse repurchase agreements and repurchase agreements when a legal right of offset exists under master netting arrangements, which are enforceable by law. It is the policy of the Company to obtain possession of collateral with a market value equal to, or in excess of, the principal amount loaned under reverse repurchased agreements. Collateral is valued daily and the Company may require counterparties to deposit additional collateral or return collateral pledged when appropriate.

- Securities borrowed and Securities loaned transactions – Securities borrowed and Securities loaned are recorded at the amount of cash collateral advanced or received. Securities borrowed transactions require the Company to deposit cash

1. General and Summary of Significant Accounting Policies *(continued)*

with the lender. Fees received or paid in connection with these activities are recorded as Interest income or Interest expense, respectively, and are recognized over the life of the transaction. The Company monitors the market value of securities borrowed and loaned on a daily basis and obtains or refunds additional collateral as necessary to ensure such transactions are adequately collateralized.

Receivables from and Payables to Broker-Dealers, Clearing Organizations, and Customers – Receivables from and Payables to broker-dealers, clearing organizations, and customers primarily represent customer receivables. Also included in Receivables from and Payables to broker-dealers, clearing organizations, and customers are amounts due to/from customer margin deposits and free credit balances, as well as cash deposited with various clearing organizations to conduct ongoing clearance activities. Effective for the quarter ended June 30, 2019, the Company made a voluntary change in accounting principle to present receivables from and payables to customers related to their margin balances on a net basis in the statement of financial condition. This presentation is an allowable alternative accounting principle pursuant to the guidance in Accounting Standards Codification ("ASC") Topic 210, *Balance Sheet.* Management believes the net presentation is preferable because it allows for a more accurate reflection of the Company's legal obligations and its overall assets and liabilities, and it will improve the comparability of the Company's statement of financial condition to those of its peers.

Fixed Assets, net - Fixed assets are recorded at historical cost and depreciated over their estimated economic useful lives, generally three to five years, using the straight-line method. In accordance with U.S. GAAP guidance, the Company capitalizes qualifying computer software costs incurred during the application development stage and amortizes them over an estimated useful life of three years on a straight-line basis.

Income Taxes – Income taxes are accounted for under ASC Topic 740, *Income Taxes,* using the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the statement of financial condition carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. To the extent that it is more likely than not that deferred tax assets will not be recognized, a valuation allowance would be established to offset their benefit.

ASC Topic 740, *Income Taxes,* clarifies the accounting for income taxes by prescribing a "more likely than not" recognition threshold that a tax position is required to meet before being recognized in the Company's statement of financial condition. In addition, the guidance clarifies the measurement of uncertain tax positions, classification of interest and penalties, and requires additional disclosures on tax reserves.

1. General and Summary of Significant Accounting Policies *(continued)*

Foreign Currency Transactions, net – Assets and liabilities denominated in nonfunctional currencies are converted at rates of exchange prevailing on the date of the Company's statement of financial condition.

New Accounting Pronouncements – In June 2016, the FASB issued ASU No. 2016-13, *Financial Instruments—Credit Losses (Topic 326)—Measurement of Credit Losses on Financial Instruments*, which requires financial assets that are measured at amortized cost to be presented, net of an allowance for credit losses, at the amount expected to be collected over their estimated life. Expected credit losses for newly recognized financial assets, as well as changes to credit losses during the period, are recognized in earnings. For certain purchased financial assets with deterioration in credit quality since origination ("PCD assets"), the initial allowance for expected credit losses will be recorded as an increase to the purchase price. Expected credit losses, including losses on off-balance-sheet exposures such as lending commitments, will be measured based on historical experience, current conditions and reasonable and supportable forecasts that affect the collectability of the reported amount. The new standard became effective for the Company beginning January 1, 2020, under a modified retrospective approach, and early adoption is permitted. In April 2019, the FASB issued ASU No. 2019-04, *Codification Improvements to Topic 326, Financial Instruments—Credit Losses, Topic 815, Derivatives and Hedging, and Topic 825, Financial Instruments*. The amendments to ASU No. 2016-13 clarify the scope of the credit losses standard and address guidance related to accrued interest receivable balances, recoveries, variable interest rates and prepayments, among other issues. In addition, in May 2019, the FASB issued ASU No. 2019-05, *Financial Instruments—Credit Losses (Topic 326): Targeted Transition Relief*. The amendments in this ASU allow entities, upon adoption of ASU No. 2016-13, to irrevocably elect the fair value option for financial instruments that were previously carried at amortized cost and are eligible for the fair value option under ASC 825-10, *Financial Instruments: Overall*. In November 2019, the FASB issued ASU No. 2019-11, *Codification Improvements to Topic 326, Financial Instruments—Credit Losses*. The amendments in this ASU require entities to include certain expected recoveries of the amortized cost basis previously written off, or expected to be written off, in the allowance for credit losses for PCD assets; provide transition relief related to troubled debt restructurings; allow entities to exclude accrued interest amounts from certain required disclosures; and clarify the requirements for applying the collateral maintenance practical expedient. The amendments in ASUs No. 2019-04, 2019-05 and 2019-11 are required to be adopted concurrently with the guidance in ASU No. 2016-13. The Company adopted the standards on their required effective date beginning January 1, 2020. The adoption of this guidance did not have a material impact on the Company's statement of financial condition.

In August 2018, the FASB issued ASU 2018-13, *Fair Value Measurement (Topic 820): Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement*. The guidance is part of the FASB's disclosure framework project, whose objective and primary focus are to improve the effectiveness of disclosures in the notes to statement of financial condition. The ASU eliminates, amends and adds certain disclosure requirements for fair value measurements. The

1. General and Summary of Significant Accounting Policies *(continued)*

FASB concluded that these changes improve the overall usefulness of the note disclosures for financial statement users and reduce costs for preparers. Certain disclosures are required to be applied prospectively and other disclosures need to be adopted retrospectively in the period of adoption. The new standard became effective for the Company beginning January 1, 2020. The adoption of this guidance did not have an impact on the Company's statement of financial condition.

In December 2019, the FASB issued ASU No. 2019-12, *Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes*. The ASU is part of the FASB's simplification initiative; and it is expected to reduce cost and complexity related to accounting for income taxes by eliminating certain exceptions to the guidance in ASC 740, *Income Taxes* related to the approach for intraperiod tax allocation, the methodology for calculating income taxes in an interim period, the allocation of consolidated income tax expense to separate statement of financial condition of entities not subject to tax and the recognition of deferred tax liabilities for outside basis differences. The new guidance also simplifies aspects of the accounting for franchise taxes and enacted changes in tax laws or rates, and clarifies the accounting for transactions that result in a step-up in the tax basis of goodwill. The new standard will become effective for the Company beginning January 1, 2021 and, with certain exceptions, will be applied prospectively. Early adoption is permitted. Management is currently evaluating the impact of the new guidance on the Company's statement of financial condition.

2. Derivative Contract

As of December 31, 2019, the Company had a non-deliverable cross-currency swap agreement ("the Cross-currency Swap") with CFLP. The Cross-currency Swap was executed to mitigate the Company's exposure to foreign currency risk. The Company did not designate this derivative contract as a hedge for accounting purposes. U.S. GAAP requires that an entity recognizes all derivative contracts as either assets or liabilities in the statement of financial condition and measure those instruments at fair value.

The Cross-currency Swap falls within Level 2 of the fair value hierarchy under U.S. GAAP, and it is valued based on a closing observable exchange rate as of the balance sheet date. The settlement date of the Cross-currency Swap agreement is May 1, 2021.

As of December 31, 2019, the fair value was $0.4 million, and it was recorded as part of "Other assets" in the Company's statement of financial condition. As of December 31, 2019, the Cross-currency Swap had a notional amount of $41.6 million.

3. Receivables from and Payables to Broker-Dealers, Clearing Organizations, and Customers

Receivables from and Payables to broker-dealers, clearing organizations, and customers primarily represent principal transactions which have not yet settled. Also included in Receivables from and

3. Receivables from and Payables to Broker-Dealers, Clearing Organizations, and Customers *(continued)*

Payables to broker-dealers, clearing organizations, and customers are amounts due to/from customer margin deposits and free credit balances, as well as cash deposited with various clearing organizations to conduct ongoing clearance activities, and commissions receivable.

As described in Note 1 - General and Summary of Significant Accounting Policies, effective for the quarter ended June 30, 2019, the Company made a voluntary change in accounting principle to present receivables from and payables to customers related to their margin balances on a net basis in the statement of financial condition. Accordingly, for the statement of financial condition as of December 31, 2019, the effect of the change in the accounting principle was a decrease of $50.5 million for both Receivables from broker-dealers, clearing organizations, and customers and Payables to broker-dealers, clearing organizations, and customers

As of December 31, 2019, Receivables from and Payables to broker-dealers, clearing organizations, and customers included the following:

As of December 31, 2019	Receivables	Payables
Receivables/payables from/to customers	$ 325,346	$ 463,746
Receivables/payables from/to clearing organizations	20,300	—
Receivables/payables from/to broker-dealers	7,248	16,388
Contract values of fails to deliver/receive	2,552	3,536
Other receivables/payables	1,408	2,366
Total	$ 356,854	$ 486,036

Receivables from customers primarily represent margin loans, while Payables to customers primarily represent amounts due on margin deposits, short sale proceeds, and free credits. Substantially all open fails to deliver and fails to receive transactions as of December 31, 2019 have subsequently settled at the contracted amounts.

Receivables from and Payables to customers also include amounts due on cash transactions.

4. Securities Financing Transactions

The following tables show the gross and net contract amounts of collateralized agreements and collateralized financings as of December 31, 2019:

| | As of December 31, 2019 | | | | | |
| | Assets | | | Liabilities | | |
	Securities purchased under agreements to resell	Securities borrowed	Total collateralized agreements	Securities sold under agreements to repurchase	Securities loaned	Total collateralized financings
Gross amount	$ 22,289,415	$ 1,953,935	$ 24,243,350	$23,951,031	$ 215,241	$ 24,166,272
Less: gross amount offsets	10,280,787	—	10,280,787	10,280,787	—	10,280,787
Net amount presented in the Company's statement of financial condition	12,008,628	1,953,935	13,962,563	13,670,244	215,241	13,885,485
Less: amount not offset in the Company's statement of financial condition						
Collateral[1]	12,008,628	1,953,935	13,962,563	13,670,244	215,241	13,885,485
Net amount	$ —	$ —	$ —	$ —	$ —	$ —

[1] Represents amounts which are not permitted to be offset on the Company's statement of financial condition in accordance with ASC 210-20 but which provide the Company with the right of offset in the event of default.

As of December 31, 2019 the Company had securities borrowed and securities loaned transactions of $60.8 million and $61.8 million with an affiliate, respectively. As of December 31, 2019, the Company entered into repurchase agreements of $3.5 million with an affiliate.

The following table shows collateralized financings by class of collateral pledged and maturity date as of December 31, 2019:

	Overnight and continuous	2 to 30 days	Total
Securities sold under agreements to repurchase			
U.S. government and agency obligations	$ 9,384,109	$ 4,156,080	$ 13,540,189
Corporate debt securities	130,055	—	130,055
Total	9,514,164	4,156,080	13,670,244
Securities loaned			
Equities	215,241	—	215,241
Total	215,241	—	215,241
Total borrowings	$ 9,729,405	$ 4,156,080	$ 13,885,485

In connection with securities financing transactions, the Company accepts collateral (U.S. government and agency obligations, corporate obligations, as well as equity securities) that it is permitted by contract or custom to sell or repledge. Such collateral consisted primarily of securities received from customers and other broker-dealers in connection with both reverse repurchase

4. Securities Financing Transactions *(continued)*

agreements and securities borrowed transactions. As of December 31, 2019, the gross and net fair value of such collateral received from counterparties was $27.3 billion and $17.1 billion, respectively. As of December 31, 2019, the gross and net fair value of such collateral loaned to counterparties was $26.9 billion and $16.6 billion, respectively. Additionally, a portion of collateral received is used by the Company to cover short sales, to obtain financing, and to satisfy deposit requirements at clearing organizations.

5. Fixed Assets

Fixed assets, net consisted of the following:

	December 31, 2019
Software, including software development costs	$ 2,174
Less: accumulated amortization	648
Fixed assets, net	$ 1,526

6. Income Taxes

The Company is treated as a disregarded entity for U.S. tax purposes, as it is ultimately wholly owned by CFSH. CFSH is taxed as a U.S. partnership and is subject to the UBT in NYC for which it records an income tax provision. Pursuant to a tax-sharing policy, CFSH arranges for the payment of NYC UBT on behalf of its wholly owned entities. The Company reimburses payment or receives a credit for future earnings from CFSH based upon its proportionate share of CFSH's NYC UBT liability. The Company had an effective tax rate of 1.7%, which is different from the NYC UBT statutory rate of 4.0% primarily due to business income allocated outside of NYC. As of December 31, 2019, the Company recorded a deferred tax liabilities of $5 which is primarily related to basis differences in investments.

Prior to 2019, the Company has been included in CFLP's U.S. federal, state and local tax returns. CFLP is not presently under examination for United States federal, state, and local income tax purposes, and is no longer subject to examination by tax authorities for the years prior to 2015 in all jurisdictions.

As of December 31, 2019, the Company did not accrue any interest or penalties.

7. Commitments and Contingencies

Legal Matters

In the ordinary course of business, various legal actions could be brought and may be pending against the Company. The Company may also be involved, from time to time, in other reviews, investigations and proceedings by governmental and self-regulatory agencies (both formal and

7. Commitments and Contingencies *(continued)*

informal) regarding the Company's business. Any of such actions may result in judgments, settlements, fines, penalties, injunctions or other relief. As of December 31, 2019, no such claims or actions have been brought against the Company and therefore no reserves were recorded.

Legal reserves are established in accordance with U.S. GAAP ASC 450 on *Accounting for Contingencies*, when a material legal liability is both probable and reasonably estimable. Once established, legal reserves are adjusted when additional information becomes available or when an event occurs requiring a change.

Guarantees – The Company is a member of various securities clearing organizations. Under the standard membership agreement, members are required to guarantee the performance of other members and, accordingly, if another member becomes unable to satisfy its obligations to the clearing organizations or exchange, all other members would be required to meet the shortfall.

Financing – As of December 31, 2019, in connection with its financing activities, the Company had commitments to enter into or extend resale agreements. As of December 31, 2019, there were $1.8 billion and $1.0 billion in repurchase commitments and resale commitments, respectively.

8. Related Party Transactions

Cantor Fitzgerald L.P. and other affiliates ("Cantor") provide the Company with administrative services and other support for which they charge the Company based on the cost of providing such services. Such support includes allocations for utilization of fixed assets, accounting, treasury, operations, human resources, legal and technology services. In addition, for the year ended December 31, 2019, the Company was charged for allocated rent, utilities, maintenance and other occupancy related costs. The unpaid balances for above services are included in Payables to related parties in the Company's statement of financial condition.

An affiliate of the Company enters into various agreements with certain of its employees whereby these employees receive forgivable loans. The unpaid balances related to these employee loans are included in Payables to related parties in the Company's statement of financial condition.

As of December 31, 2019, the Company had a Cross-currency Swap with CFLP. See Note 2 – Derivative Contract, for additional information.

9. Regulatory Requirements

As a registered broker-dealer, the Company is subject to the SEC's Uniform Net Capital Rule ("Rule 15c3-1"). The Company has elected to compute its net capital using the alternative method, which requires the Company to maintain minimum net capital equal to the greater of $1,500, or 2% of aggregate debit balances included in SEC Customer Protection Rule ("Rule 15c3-3") arising

9. Regulatory Requirements *(continued)*

from customer transactions as defined. As of December 31, 2019, the Company had net capital of $302,791 which was $284,691 in excess of its required net capital.

The Company is required to perform a computation of the customer reserve requirements pursuant to Rule 15c3-3. As of December 31, 2019 the Company segregated qualified securities with a value of $216,379 into a special reserve account, which is included in Securities segregated under federal and other regulations in the Company's statement of financial condition.

The Company is also required to perform a computation of reserve requirements for Proprietary Accounts of Broker-Dealers ("PAB") pursuant to Rule 15c3-3. As of December 31, 2019, the Company did not have a PAB segregated cash requirement.

10. Financial Instruments and Off-Balance Sheet Risk

Credit Risk – Credit risk arises from potential non-performance by counterparties. The Company has established policies and procedures to manage the exposure to credit risk. The Company maintains a thorough credit approval process to limit exposure to counterparty risk and employ stringent monitoring to control the counterparty risk for the matched principal businesses. The Company's account opening and counterparty approval process includes verification of key customer identification, anti-money laundering verification checks and a credit review of financial and operating data. The credit review process includes establishing an internal rating and any other information deemed necessary to make an informed credit decision, which may include financials, correspondence, due diligence calls and a visit to the entity's premises, as necessary.

Furthermore, the Company enters into master netting agreements when feasible and demands collateral from certain counterparties or for certain types of transactions. The Company monitors required margin levels daily; pursuant to such guidelines, the Company requires the customer to deposit additional collateral or to reduce positions, when necessary. Such transactions may expose the Company to significant risk in the event the collateral is not sufficient to fully cover losses that customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell the collateral at prevailing market prices in order to fulfill the customer's obligations. The Company's customer financing and securities settlement activities may require the Company to pledge customer securities as collateral in support of various secured financing sources, such as securities loaned. Additionally, the Company pledges customer securities as collateral to satisfy margin deposits at the Options Clearing Corporation. In the event the counterparty is unable to meet its contractual obligation to return customer securities pledged as collateral, the Company may be exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy its obligation. The Company controls this risk by monitoring the market value of securities pledged on a daily basis and by requiring adjustments of collateral levels in the event of excess market exposures.

10. Financial Instruments and Off-Balance Sheet Risk *(continued)*

Customer Activities – Certain market and credit risks are inherent in the Company's business, primarily in facilitating customers' financing transactions in financial instruments. In the normal course of business, the Company's customer activities include financing of various customer securities, which may expose the Company to credit risk in the event the customer is unable to fulfill its contractual obligations. The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company extends credit to customers, which is collateralized by cash and/or securities in the customer's account. In connection with these activities, the Company clears customer transactions involving securities. The Company seeks to control risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory, exchange and internal guidelines.

As a securities broker and dealer, the Company is engaged in various activities servicing a diverse group of domestic and foreign corporations, governments, and institutional investors. A substantial portion of the Company's transactions is executed with and on behalf of institutional investors including broker-dealers, banks, U.S. government agencies, mutual funds, hedge funds and other financial institutions.

Market Risk –Market risk is the potential loss the Company may incur as a result of changes in the market or fair value of a particular financial instrument. The Company's exposure to market risk is determined by a number of factors, including size, duration, composition and diversification of positions held, the absolute and relative level of interest rates and foreign currency exchange rates, as well as market volatility and liquidity. The Company manages market risk by setting and monitoring adherence to risk limits, including hedging, aging, notional and concentration limits.

Operational Risk – In providing its products and services, the Company may be exposed to operational risk. Operational risk may result from, but is not limited to, errors related to transaction processing, breaches of internal control systems and compliance requirements, fraud by employees or persons outside the Company or business interruption due to systems failures or other events. Operational risk may also include breaches of the Company's technology and information systems resulting from unauthorized access to confidential information or from internal or external threats, such as cyber attacks.

Operational risk also includes potential legal or regulatory actions that could arise as a result of noncompliance with applicable laws and/or regulatory requirements. In the case of an operational event, the Company could suffer a financial loss as well as reputational damage.

Foreign Currency Risk – The Company is exposed to risks associated with changes in foreign exchange rates. Changes in the remeasurement of the Company's foreign currency denominated financial assets and liabilities fluctuate with changes in foreign currency rates. CF Secured monitors the net exposure in foreign currencies on a daily basis and hedges its exposure as deemed appropriate with highly rated major financial institutions.

11. Subsequent Events

On January 30, 2020, the Company made a distribution of $1.2 million to CFSH. In addition, on January 31, 2020 and February 28, 2020, the Company received a contribution of $64.0 million and $20.2 million from CFSH, respectively.

The Company has evaluated all subsequent events through the date the statement of financial condition were available to be issued. There have been no additional material subsequent events that would require recognition in the statement of financial condition or disclosure in the notes to the statement of financial condition in addition to the distributions and contribution described above.